                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                            CASTLE BRANDS INC. (ROX)
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    148435100
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 148435100
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

                                LAFFERTY LIMITED
                        I.R.S. Identification Number:N/A
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                      NEVIS
--------------------------------------------------------------------------------
                   5.   SOLE VOTING POWER                                683,741
NUMBER OF          -------------------------------------------------------------
SHARES             6.   SHARED VOTING POWER                                    0
BENEFICIALLY       -------------------------------------------------------------
OWNED BY EACH      7.   SOLE DISPOSITIVE POWER                           683,741
REPORTING PERSON   -------------------------------------------------------------
WITH:              8.   SHARED DISPOSITIVE POWER                               0
                   -------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    683,741*
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)........................................................[_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      5.6%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
--------------------------------------------------------------------------------

*    Includes 12,500 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of February 14, 2007. Azure Limited, as the sole director of Lafferty Limited, determines the manner in which the Issuer's securities held by Lafferty Limited are voted and disposed of by Lafferty
     Limited.

     This Schedule 13G, relating to the common stock, par value $0.01 per share
(the "Common Stock"), issued by Castle Brands Inc., a Delaware corporation (the
"Issuer"), is being filed by and on behalf of Lafferty Limited.

ITEM 1(a).   NAME OF ISSUER:

             Castle Brands Inc.

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             570 Lexington Avenue, 29th Floor
             New York, New York 10022

ITEM 2(a).   NAME OF PERSON FILING:

             Lafferty Limited

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             Lafferty Limited
             c/o Mr. Warren Roiter
             Roiter Zucker
             5-7 Broadhurst Gardens
             Swiss Cottage
             London NW6 3RZ, England

ITEM 2(c).   CITIZENSHIP:

             Lafferty Limited is a Nevis corporation.

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

             Common Stock, par value $0.01

ITEM 2(e).   CUSIP NUMBER:

             148435100

ITEM 3.      IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13D-1(b) OR
             240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             (a)   [_]   Broker or dealer registered under Section 15 of the
                         Exchange Act.

             (b)   [_]   Bank as defined in Section 3(a)(6) of the Exchange Act.

             (c)   [_]   Insurance company as defined in Section 3(a)(19) of the
                         Exchange Act.

             (d)   [_]   Investment company as defined in Section 8 of the
                         Investment Company Act.

             (e)   [_]   An investment adviser in accordance with
                         Section 240.13d-1(b)(1)(ii)(E).

             (f)   [_]   An employee benefit plan or endowment fund in
                         accordance with Section 240.13d-1(b)(1)(ii)(F).

             (g)   [_]   A parent holding company or control person in
                         accordance with Section 240.13d-1(b)(1)(ii)(G).

             (h)   [_]   A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act.

             (i)   [_]   A church plan that is excluded from the definition of
                         an investment company under Section 3(c)(14) of the
                         Investment Company Act.

             (j)   [_]   Group, in accordance with
                         Section 240.13d-1(b)(1)(ii)(J).

             Not Applicable.

ITEM 4.      OWNERSHIP:

(a)  AMOUNT BENEFICIALLY OWNED:

             Lafferty Limited                                          683,741

(b)  PERCENT OF CLASS:

             Lafferty Limited                                              5.6%

(c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

     (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

             Lafferty Limited                                          683,741

     (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

             Lafferty Limited                                                0

     (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

             Lafferty Limited                                          683,741

     (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

             Lafferty Limited                                                0

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following [_].

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not Applicable.

ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
             THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not Applicable.

ITEM 10.     CERTIFICATION.

             Not Applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007
                                        LAFFERTY LIMITED

                                        By: Azure Limited, its sole director

                                        By: /s/ Gordon R. Snelling
                                            ------------------------------------
                                        Gordon R. Snelling
                                        Director